UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                               Genaera Corporation
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                                (Name of Issuer)


                    Common Stock, $0.002 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    36867G100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                June 5, 2009**
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













-------------------------
** BENEFICIAL OWNERSHIP OF SECURITIES OF THE ISSUER WAS PREVIOUSLY REPORTED BY XMARK OPPORTUNITY PARTNERS, LLC ON SCHEDULE 13D, AS AMENDED. PURSUANT TO REG.
SECTION 240.13d-1(c), AS OF THE DATE OF EVENT, XMARK OPPORTUNITY PARTNERS, LLC IS ELIGIBLE TO REPORT THE SECURITIES OF THE ISSUER BENEFICIALLY OWNED BY XMARK OPPORTUNITY PARTNERS, LLC ON SCHEDULE 13G.

CUSIP No.  36867G100
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

              Xmark Opportunity Partners, LLC
              20-2052197
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:         2,838,352*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:    2,838,352*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

             2,838,352*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   N/A
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  16.3%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions): IA
--------------------------------------------------------------------------------
* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Genaera Corporation, a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of
Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of June 5, 2009, Opportunity LP held 471,110 shares of common stock, $0.002 par value per share (the "Common Shares"), of the Company and warrants to purchase up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of June 5, 2009, Opportunity Ltd held 1,196,823 Common Shares of the Company, warrants to purchase up to 411,205 Common Shares of the

Company at an exercise price of $3.66 per share and warrants to purchase up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of June 5, 2009, JV Partners held 1,170,419 Common Shares of the Company and warrants to purchase up to 27,500 Common Shares of the Company at an exercise price of $18.90 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

Based  upon the  information  contained  in the  Company's  Proxy  Statement  on
Schedule 14A filed with the Securities and Exchange Commission on May 14, 2009, there were 17,464,630 Common Shares of the Company issued and outstanding as of May 5, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 2,838,352 Common Shares of the Company, or 16.3% of the Common Shares of the Company, deemed issued and outstanding as of June 5, 2009.

BENEFICIAL OWNERSHIP OF SECURITIES OF THE ISSUER WAS PREVIOUSLY REPORTED BY OPPORTUNITY PARTNERS ON SCHEDULE 13D, AS AMENDED. PURSUANT TO REG. SECTION 240.13d-1(c), AS OF THE DATE OF EVENT, OPPORTUNITY PARTNERS IS ELIGIBLE TO REPORT THE SECURITIES OF THE ISSUER BENEFICIALLY OWNED BY OPPORTUNITY PARTNERS ON SCHEDULE 13G.

Item 1(a).  Name Of Issuer:  Genaera Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5110 Campus Drive
            Plymouth Meeting, PA 19462


Item 2(a).  Name of Person Filing:

            Xmark Opportunity Partners, LLC


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            90 Grove Street, Suite 201
            Ridgefield, CT 06877


Item 2(c).  Citizenship:   United States


Item 2(d). Title of Class of Securities: Common Stock, $0.002 par value per share


Item 2(e).  CUSIP No.:   36867G100


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of June 5, 2009):          2,838,352*

         (b) Percent of Class (as of June 5, 2009):                       16.3%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote            2,838,352*

             (ii) shared power to vote or to direct the vote                  0

            (iii) sole power to dispose or to direct the
                  disposition of                                      2,838,352*

             (iv) shared power to dispose or to direct the
                  disposition of                                              0


Item 5.  Ownership of Five Percent or Less of a Class

          Not applicable.



-------------------
* Opportunity Partners is the sole member of the investment manager of Opportunity LP, and Opportunity Ltd, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company, held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David
C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of June 5, 2009, Opportunity LP held 471,110 shares of Common Shares of the Company and warrants to purchase up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of June 5, 2009, Opportunity Ltd held 1,196,823 Common Shares of the Company, warrants to purchase up to 411,205 Common Shares of the Company at an exercise price of $3.66 per share and warrants to purchase up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of June 5, 2009, JV Partners held 1,170,419 Common Shares of the Company and warrants to purchase up to 27,500 Common Shares of the Company at an exercise price of $18.90 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

Based  upon the  information  contained  in the  Company's  Proxy  Statement  on
Schedule 14A filed with the Securities and Exchange Commission on May 14, 2009, there were 17,464,630 Common Shares of the Company issued and outstanding as of May 5, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 2,838,352 Common Shares of the Company, or 16.3% of the Common Shares of the Company, deemed issued and outstanding as of June 5, 2009.

BENEFICIAL OWNERSHIP OF SECURITIES OF THE ISSUER WAS PREVIOUSLY REPORTED BY OPPORTUNITY PARTNERS ON SCHEDULE 13D, AS AMENDED. PURSUANT TO REG. SECTION 240.13d-1(c), AS OF THE DATE OF EVENT, OPPORTUNITY PARTNERS IS ELIGIBLE TO REPORT THE SECURITIES OF THE ISSUER BENEFICIALLY OWNED BY OPPORTUNITY PARTNERS ON SCHEDULE 13G.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 18, 2009
                                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:   XMARK CAPITAL PARTNERS, LLC,
                                                    its Managing Member


                                              By:   /s/ David C. Cavalier
                                                 -------------------------------
                                              Name:  David C. Cavalier
                                              Title: Co-Managing Member



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)